Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended September 30, 2007:

Basic EPS (available to common shareholders)	$108,883	60,564,354	$1.80

Diluted EPS	$113,212	69,552,695	$1.63

Quarter ended September 30, 2006:

Basic EPS	$110,636	63,646,666	$1.74

Diluted EPS	$114,965	71,855,963	$1.60

Nine months ended September 30, 2007

Basic EPS	$205,498	62,485,316	$3.29

Diluted EPS	$218,391	71,477,568	$3.06

Nine months ended September 30, 2006

Basic EPS	$273,493	63,629,883	$4.30

Diluted EPS	$286,434	71,838,779	$3.99